Filed by Blue Ridge Bankshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

Virginia Community Bankshares, Inc.

FOR IMMEDIATE RELEASE

Blue Ridge Bankshares, Inc. Brian K. Plum President and Chief Executive Officer (540) 743-6521	Virginia Community Bankshares, Inc. A. Preston Moore, Jr. President and Chief Executive Officer (540) 967-2111

BLUE RIDGE BANKSHARES, INC. TO ACQUIRE

VIRGINIA COMMUNITY BANKSHARES, INC.

Luray, VA and Louisa, VA, May 14, 2019 — Blue Ridge Bankshares, Inc. (OTC: BRBS) (“Blue Ridge”), the parent holding company of Blue Ridge Bank, National Association, and Virginia Community Bankshares, Inc. (OTC:VCBS) (“VCB”), the parent holding company of Virginia Community Bank, today jointly announced the signing of a definitive merger agreement pursuant to which Blue Ridge will acquire VCB in a transaction valued at $59.23 per share or approximately $42.5 million in aggregate, based on the 10-day volume weighted average price of Blue Ridge common stock.

The combination expands Blue Ridge’s presence into central Virginia through the addition of VCB’s seven branches and will add approximately $252 million in assets, $168 million in loans, and $223 million in deposits to Blue Ridge. Based on bank-level financials as of March 31, 2019, the pro forma company would have approximately $826 million in assets, $635 million in loans, and $664 million in deposits.

Under the terms of the merger agreement, VCB shareholders will have the right to receive either $58.00 in cash or 3.05 shares of Blue Ridge common stock for each share of VCB common stock they hold. Shareholder elections are subject to adjustment so that the overall mix of consideration to be paid to VCB shareholders consists of approximately 60% Blue Ridge common stock and 40% cash.

Blue Ridge expects the transaction to be more than 20% accretive to core bank earnings per share with an estimated earn-back period for tangible book value dilution of approximately 3.75 years.

Commenting on the announcement, Brian K. Plum, President and Chief Executive Officer of Blue Ridge, said, “We are incredibly excited to partner with the Virginia Community Bankshares leadership team to continue building one of the premier community banks in the region. The complementary culture and geography will allow us to better serve our communities and clients with responsive commercial banking services while also growing our noninterest income lines of business, including purchase and credit cards, payroll, insurance, mortgage, and qualified intermediary services.”

A. Preston Moore, Jr., President and Chief Executive Officer of VCB, added, “We are very pleased to join with Blue Ridge in a transaction that we believe offers significant opportunities and benefits to our clients, communities, employees, and shareholders. The Blue Ridge team sincerely believes, as we do, in delivering responsive, personalized service to our clients. The additional tools and resources we will share together enhance our ability to deliver on that commitment. Additionally, we know Blue Ridge is just as excited as we are about the opportunity to grow and develop our existing purchase and credit card platform, which is a tremendous service to our clients and projected to generate significant noninterest income.”

The transaction, which is expected to close in the fourth quarter of 2019, has been unanimously approved by the Boards of Directors of both companies and is subject to customary closing conditions, including regulatory approvals, and approval from the shareholders of Blue Ridge and VCB.

Blue Ridge’s Board of Directors will appoint two VCB directors to join the Blue Ridge Board, as well as appoint A. Pierce Stone, the former President, Chief Executive Officer, and Chairman of VCB prior to his retirement in 2011. A. Preston Moore, Jr. will join Blue Ridge as President-Central Virginia Region, and Thomas M. Crowder, current Executive Vice-President and Chief Financial Officer and Chief Operating Officer at VCB, will join Blue Ridge as Executive Vice-President of the Card Division. Blue Ridge will move its corporate headquarters to Charlottesville, VA as part of the transaction.

Blue Ridge was advised in the transaction by Raymond James & Associates, Inc. as financial advisor and Williams Mullen as legal counsel. VCB was advised in the transaction by Sandler O’Neill + Partners, L.P. as financial advisor and Hunton Andrews Kurth as legal counsel.

About Blue Ridge Bankshares, Inc.

Blue Ridge Bankshares, Inc. is a single-bank holding company headquartered in Luray, VA. Chartered in 1893 as the Page Valley Bank of Virginia, today Blue Ridge Bank, N.A. has additional branches in Charlottesville, Drakes Branch, Harrisonburg, Martinsville, McGaheysville, Shenandoah, Stuart, and also does business as Carolina State Bank in Greensboro, N.C. Additionally, the Bank has mortgage operations in Virginia, Maryland, North Carolina, and Florida. Celebrating 126 years as a locally owned, independent community bank, Blue Ridge Bank, N.A. provides a wide range of financial services. Visit www.mybrb.com for more information.

About Virginia Community Bankshares, Inc.

Virginia Community Bankshares, Inc. is a bank holding company headquartered in Louisa, Virginia. Virginia Community Bankshares, Inc. primarily conducts operations through its wholly owned subsidiary, Virginia Community Bank, a Virginia-chartered commercial bank that provides a full suite of banking services through its offices in Louisa, Orange, Mineral, Culpeper, Troy, Fredericksburg and Gordonsville, Virginia. Visit www.virginiacommunitybank.com for more information.

Additional Information About the Merger and Where to Find It

In connection with the proposed merger, Blue Ridge intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which will include a joint proxy statement/prospectus to be mailed to shareholders of both Blue Ridge and VCB.

SECURITY HOLDERS OF BLUE RIDGE AND VCB ARE ADVISED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE AND ANY OTHER DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING BLUE RIDGE, VCB AND THE PROPOSED MERGER TRANSACTION. Security holders may obtain free copies of these documents, once they are filed, and other documents filed with the SEC on the SEC’s website at http://www.sec.gov. Security holders will also be able to obtain these documents, once they are filed, free of charge, by requesting them in writing from Brian K. Plum, Blue Ridge Bankshares, Inc., 17 West Main Street, Luray, Virginia 22835, or by telephone at (540) 743-6521, or from A. Preston Moore, Jr., Virginia Community Bankshares, Inc., 408 East Main Street, Louisa, Virginia 23093, or by telephone at (540) 967-2111.

Blue Ridge, VCB and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Blue Ridge and VCB in connection with the proposed merger. Information about the directors and executive officers of Blue Ridge and VCB will be included in the joint proxy statement/prospectus when it becomes available. Additional information regarding the interests of those persons and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. You may obtain free copies of each document as described in the preceding paragraph.

This release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or proxy in favor of the merger, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Forward-Looking Statements

This release contains forward-looking statements regarding Blue Ridge, VCB and the proposed merger. Forward-looking statements are typically identified by words such as “believe,” “expect”, “anticipate”, “intend”, “target”, “estimate”, “continue”, “positions”, “prospects”, “potential”, “would”, “should”, “could”, “will” or “may”. These statements include, without limitation, Blue Ridge’s and VCB’s expectations regarding the combined company’s increased products and services, the benefit from expanding the business footprint, the quality and financial standing of the respective companies, the strategic benefit of the merger, the quality, quantity and timing of earnings accretion, the vision and decision-making of management, the future financial performance of the combined entity and the likelihood or timing of the closing of the merger. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time, and these statements may not be realized. The following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the possibility that certain regulatory approvals and other conditions to the merger of Blue Ridge and VCB are not received or satisfied on a timely basis or at all; the receipt and timing of shareholder approvals; delays in closing the merger and the merger of the parties’ bank subsidiaries; difficulties, delays and unanticipated costs in integrating the merging organizations’ businesses or realizing expected cost savings and other benefits; business disruptions as a result of the integration of the merging organizations, including possible loss of customers; diversion of management time to address transaction related issues; changes in asset quality and credit risk as a result of the merger and otherwise; changes in customer borrowing, repayment, investment and deposit behaviors and practices; changes in interest rates, capital markets, and local economic and national economic conditions; the timing and success of new business initiatives; competitive conditions; and regulatory conditions. For additional information concerning factors that could cause actual conditions, events or results to materially differ from those described in the forward-looking statements, please refer to the factors set forth under the headings “Risk Factors” in Blue Ridge’s registration statement when filed, which will be available online at www.sec.gov. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Blue Ridge or VCB. Forward-looking statements are made only as of the date of this communication, and neither Blue Ridge nor VCB undertakes any obligation to update any forward-looking statements contained herein to reflect events or conditions after the date hereof.